SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

Kookmin Bank

(Translation of registrant's name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-)

TABLE OF CONTENTS

Summary of Semi-Annual Report

On August 14, 2002, Kookmin Bank filed a semi-annual report with the Financial Supervisory Commission of Korea pursuant to the Securities and Exchange Act of Korea (the "Business Report"). This is a summary of the Business Report translated into English.

All references to "Kookmin Bank" mean Kookmin Bank on a non-consolidated basis, and all references to "we" or "us" "the Bank" mean Kookmin Bank and, as the context may require, its subsidiaries. Kookmin Bank means a new entity established by a merger with former Kookmin Bank and H&CB on the merger date of October 31, 2001. Sometimes we refer it to New Kookmin Bank. On the other hand, we use the "Former Kookmin Bank" for the name of the former Kookmin Bank, which had been a different entity before it merged H&CB.

We were formed through a merger between the Former Kookmin Bank and H&CB, which merged into a new corporation named "Kookmin Bank" effective November 1, 2001. Accordingly, financial information in this Business Report since the merger date reflects the impact of the merger. Under generally accepted accounting principles in Korea, the Former Kookmin Bank is deemed the accounting acquiror of H&CB in the merger, and we have accounted for the acquisition using the purchase method of accounting. However, trust accounts are not accounted by the purchase method accounting according to the Korean Financial Supervisory Service's guidelines.

Therefore, unless indicated otherwise, any comparative description or table of year 2000 or before 1) for bank accounts is based on the Former Kookmin Bank's results and 2) for trust accounts is based on simple consolidated numbers of Former Kookmin Bank's and H&CB's results.

All references to "Won" or "W" in this document are to the currency of the Republic of Korea.

1. Information on Kookmin Bank

1.1. Introduction

We are the largest commercial bank in Korea in terms of assets, deposits, branch network and retail customer base. Our primary focus is branch-based lending to and deposit-taking from retail customers and small and medium-sized enterprises. The principal components of our business are general household, mortgage and small and medium-sized enterprise lending, credit card operations and investment trust account management business and capital market activities, which businesses are enhanced by our electronic banking platform. We also make loans and provide banking services to large domestic corporate customers.

We have developed one of the most extensive domestic branch networks, with 1,130 domestic branches and sub-branches as of June 30, 2002. Our extensive branch network and retail customer base have provided us with a source of stable and low cost funding.

1.2. History of Kookmin Bank

- November 1, 2001 — New Kookmin Bank was established and Listed on the New York Stock Exchange
- November 9, 2001 — Listed on the Korea Stock Exchange

1.3. Principal Banking Activities

1.3.1. Deposits

The following table shows the average balances of our deposits for the past two years and for the first six months ended June 30, 2002 and ending balances as of the dates indicated.

(Unit: millions of Won)

		June 30, 2002		December 31, 2001		December 31, 2000	
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Deposits in Won	Demand deposits	9,989,115	11,355,435	4,832,281	10,824,005	3,720,546	4,173,966
	Time & savings deposits	91,736,899	94,128,432	53,496,908	89,080,935	40,279,328	43,495,480
	Mutual installment deposits	8,420,206	8,026,388	6,469,772	8,871,193	4,632,965	5,521,161
	Mutual installment for housing	4,271,039	4,435,579	928,398	4,128,489	73,831	204,111
	Certificates of deposits	1,720,543	2,044,022	2,022,414	1,154,056	1,910,630	2,424,947
Subtotal		116,137,802	119,989,856	67,749,773	114,058,678	50,617,300	55,819,665
Deposits in foreign currency		1,127,676	1,071,820	952,701	1,102,626	858,330	702,481
Trust deposits	Money trust	18,139,556	17,255,870	20,375,456	19,739,709	22,279,546	20,349,257
	Property trust	15,762,527	18,918,452	5,409,033	12,559,922	92,838	875,984
Subtotal		33,902,083	36,174,322	25,784,489	32,299,631	22,372,384	21,225,241
Total		151,167,561	157,235,998	94,486,963	147,460,935	73,848,014	77,747,387

1.3.2. Market share by deposits in Won

The following table shows the market share of Kookmin Bank among 9 nationwide commercial banks in terms of deposits in Won (which includes certificate of deposits) as of the dates indicated. Numbers for 2000 are consolidated results of Former Kookmin Bank and H&CB.

(Units: 100 millions of Won, %)

	June 30, 2002		December 31, 2001		December 31, 2000	
	Amount	%	Amount	%	Amount	%
Kookmin Bank	1,199,899	32.7	1,140,587	33.7	1,024,784	33.8
Woori Bank	542,053	14.8	513,903	15.2	486,305	16.0
Chohung Bank	385,210	10.5	355,967	10.5	312,699	10.3

	June 30, 2002		December 31, 2001		December 31, 2000	
	Amount	%	Amount	%	Amount	%
Hana Bank	346,096	9.4	322,652	9.5	275,777	9.1
Shinhan Bank	328,928	9.0	301,285	8.9	263,513	8.7
Korea Exchange Bank	269,442	7.3	253,284	7.5	215,049	7.1
Korea First Bank	210,039	5.7	171,800	5.1	163,302	5.4
KorAm Bank	206,727	5.6	171,834	5.1	167,843	5.5
Seoul Bank	184,884	5.0	151,458	4.5	123,404	4.1
Total	3,673,278	100	3,382,770	100	3,032,676	100

1.3.3. Average deposit per domestic branch

The following table shows the average balances of our deposits per domestic branch as of the dates indicated.

(Unit: millions of Won)

	June 30, 2002	December 31, 2001	December 31, 2000
Deposits	125,343	133,548	120,422
Deposits in Won	124,446	132,320	119,089

1.3.4. Average deposit per employee

The following table shows the average balances of our deposits per employee as of the dates indicated.

(Unit: millions of Won)

	June 30, 2002	December 31, 2001	December 31, 2000
Deposits	7,126	7,243	5,917
Deposits in Won	7,075	7,176	5,852

1.3.5. Loan balances

The following table shows the average balances of our loans for the past two years and for the first six months ended June 30, 2002 and ending balances as of the dates indicated.

(Unit: millions of Won)

	June 30, 2002		December 31, 2001		December 31, 2000	
	Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Loans in Won	103,901,415	105,032,098	53,498,087	94,698,769	38,301,330	43,436,111
Loans in foreign currency	2,721,196	3,685,502	3,924,562	4,174,237	3,077,642	2,970,653
Advances to customers	118,459	78,772	244,158	199,831	337,987	240,992

Sub-total	106,741,070	108,796,372	57,666,807	99,072,837	41,716,959	46,647,756
Trust account loans	928,671	718,963	2,194,851	1,117,817	4,216,018	3,170,756
Total	107,669,741	109,515,335	59,861,658	100,190,654	45,932,977	49,818,512

1.3.6. Loan balances as of June 30, 2002 by remaining maturities

(Unit: millions of Won)

	Less than 1 year	More than 1 year~less than 3 years	More than 3 years~less than 5 years	More than 5 years	Total
Loans in Won	51,780,878	38,245,573	5,511,356	9,494,291	105,032,098
Loans in foreign currencies	2,283,084	605,387	198,518	598,513	3,685,502

1.3.7. Loan balances by uses

The following table shows the banking account balances of our loans in Won by uses as of the dates indicated.

(Unit: millions of Won)

		June 30, 2002	December 31, 2001	December 31, 2000
Loans to enterprise	Loans for operations	32,986,574	29,286,707	20,899,277
	Loans for equipments	4,753,163	4,434,447	4,393,664
Loans to households		37,467,873	34,648,918	14,215,303
Loans to public sector & others	Loans for operations	732,053	737,206	1,914,841
	Loans for equipment	52,600	57,211	49,508
Loans on property formation savings		106,894	155,201	248,271
Loans for housing		28,895,542	25,342,969	1,663,904
Inter-bank loans		31,572	36,110	51,343
Others		5,827	-	-
Total		105,032,098	94,698,769	43,436,111

1.3.8. Market share of household loans

The following table shows the market share of Kookmin Bank among 9 nationwide commercial banks in terms of household loans as of the dates indicated. Numbers for 2000 are consolidated results of Former Kookmin Bank and H&CB.

(Units: 100 millions of Won, %)

	June 30, 2002		December 31, 2001		December 31, 2000	
	Amount	%	Amount	%	Amount	%
Kookmin Bank	664,762	42.1	601,536	47.2	488,734	56.2
Woori Bank	193,726	12.3	132,501	10.4	84,896	9.8
Shinhan Bank	145,397	9.2	107,729	8.4	56,987	6.5

	June 30, 2002		December 31, 2001		December 31, 2000	
	Amount	%	Amount	%	Amount	%
Hana Bank	140,504	8.9	105,143	8.2	53,337	6.1
Chohung Bank	123,146	7.8	90,723	7.1	53,855	6.2
Korea First Bank	93,681	5.9	78,874	6.2	50,326	5.8
Korea Exchange Bank	78,364	5.0	64,053	5.0	36,752	4.2
Seoul Bank	74,886	4.7	53,156	4.2	17,435	2.0
KorAm Bank	63,400	4.0	41,807	3.3	27,742	3.2
Total	1,577,866	100	1,275,522	100	870,064	100

1.3.9. Market share of mortgage loans

The following table shows the market share of Kookmin Bank among 9 nationwide commercial banks in terms of mortgage loans as of the dates indicated. Numbers for 2000 are consolidated results of Former Kookmin Bank and H&CB.

(Units: 100 millions of Won, %)

	June 30, 2002		December 31, 2001		December 31, 2000	
	Amount	%	Amount	%	Amount	%
Kookmin Bank	290,474	82.5	253,495	87.4	226,460	90.7
Woori Bank	16,112	4.6	10,998	3.8	11,042	4.4
Hana Bank	13,737	3.9	7,552	2.6	2,017	0.8
Korea Exchange Bank	13,001	3.7	8,719	3.0	2,394	1.0
Shinhan Bank	6,745	1.9	2,943	1.0	2,374	1.0
KorAm Bank	5,322	1.5	2,432	0.8	2,264	0.9
Seoul Bank	3,343	0.9	1,078	0.4	862	0.3
Chohung Bank	2,676	0.8	2,326	0.8	1,702	0.7
Korea First Bank	832	0.2	658	0.2	550	0.2
Total	352,242	100	290,201	100	249,665	100

1.3.10. Loan to deposit ratio

The following table shows loan to deposit ratio as of indicated dates.

(Units: millions of Won, %)

	June 30, 2002	December 31, 2001	December 31, 2000
Loans[1] (A)	103,901,415	53,498,087	38,301,330
Deposits[2] (B)	116,137,802	67,749,773	50,617,300
Loan to deposit ratio (A/B)	89.46	78.96	75.67

1. Average balance of loans in Won for six months ended June 30, 2002

2. Average balance of deposits in Won for six months ended June 30, 2002, which includes certificate of deposits

1.3.11. Guarantees and acceptances

(Unit: millions of Won)

	June 30, 2002	December 31, 2001	December 31, 2000
Confirmed	3,279,953	3,521,970	3,035,968
Unconfirmed	1,451,243	1,369,723	1,183,433
Total	4,731,196	4,891,693	4,219,401

1.3.12. Breakdown of securities investment

The following table shows the average balances of our securities for the past two years and for the first six months ended June 30, 2002 and ending balances as of indicated dates.

(Unit: millions of Won)

		June 30, 2002		December 31, 2001		December 31, 2000	
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Securities in Won (Banking account)	Monetary stabilization bonds	2,801,794	2,983,816	3,571,137	3,139,925	2,773,897	1,973,079
	Government and public bonds	4,083,759	3,774,293	4,454,446	4,602,576	4,095,760	4,595,840
	Debentures	13,960,197	12,805,793	11,410,904	14,879,912	8,431,478	9,151,880
	Stocks	2,189,097	2,187,997	1,309,134	2,154,449	1,004,648	1,142,113
	Others	7,695,604	8,329,220	3,115,803	7,348,220	1,724,364	1,588,295
Sub-total		30,730,451	30,081,119	23,861,424	32,125,082	18,030,147	18,451,207
Securities (Trust account)	Monetary stabilization bonds	1,724,208	1,276,355	3,228,021	2,725,071	3,654,209	3,365,883
	Government and public bonds	2,441,884	1,884,044	2,990,549	3,059,777	1,894,815	2,816,167
	Debentures	7,962,477	8,203,730	7,635,765	7,613,829	6,966,409	6,828,929
	Stocks	869,468	915,278	672,845	890,151	568,650	547,797
	Foreign securities	503,497	563,076	118,147	370,415	39,711	0
	Others	3,966,299	4,082,523	4,340,103	3,913,328	5,718,473	3,576,520
Sub-total		17,467,833	16,925,006	18,985,430	18,572,571	18,842,267	17,135,296
Foreign currency (Banking account)	Foreign securities	963,429	935,334	736,084	909,730	631,040	583,229
	Off-shore foreign securities	362,309	297,387	343,275	382,542	370,664	316,868
Sub-total		1,325,738	1,232,721	1,079,359	1,292,272	1,001,704	900,097
Total		49,524,022	48,238,846	43,926,213	51,989,925	37,874,118	36,486,600

1.3.13. *Trust account (money trust)*

(Unit: millions of Won)

	June 30, 2002		December 31, 2001		December 31, 2000	
	Total amount trusted	Trust fees	Total amount trusted	Trust fees	Total amount trusted	Trust fees
Return-guaranteed trust	1,508	33,575	25,551	- 17,147	581,332	- 77,157
Performance trust	36,172,814	128,924	25,758,938	353,890	21,821,152	308,287
Total	37,174,322	162,499	25,784,489	336,743	22,402,484	231,130

1.3.14. *Credit Card*

1.3.14.1. *BC Card*

(Unit: millions of Won unless indicated otherwise)

		As of or for the six months ended June 30	As of or for the year ended December 31	
		2002	2001	2000
Number of card holders (Person)	Corporate	48,065	23,811	17,942
	Individual	4,716,951	4,017,950	3,053,224
Number of merchants		289,635	262,619	196,264
Profit	Sales[1]	13,158,207	22,272,700	12,538,100
	Fee revenue	491,954	819,399	440,653

1.3.14.2. *Kookmin Card*[2]

(Unit: millions of Won unless indicated otherwise)

		As of or for the six months ended June 30	As of or for the year ended December 31	
		2002	2001	2000
Number of card holders (Person)	Corporate	317,990	253,408	137,657
	Individual	12,983,207	11,289,303	8,036,140
Number of merchants		1,510,333	1,675,176	1,230,838
Profit	Sales[1]	43,307,800	65,382,300	37,875,680
	Fee revenue[3]	81,111	142,700	115,355

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1. Includes credit card receivables and cash advances.

2. Sales include credit card receivables and cash advances. This is the result of Kookmin Credit Card, our KOSDAQ-registered, majority-owned subsidiary.

3. Kookmin Bank recognizes fee revenues under a fee agreement with Kookmin Credit Card. These amounts are the revenues Kookmin Bank received from Kookmin Credit Card pursuant to the fee agreement. Kookmin Bank also recognizes non-operating revenue in connection with consolidation of Kookmin Credit Card under equity method.

1.4. Property, Plants and Equipment

1.4.1. Branch Network

As of June 30, 2002, we had 1,041 branches and 89 sub-branches in Korea, the largest number of branches among Korean commercial banks. We believe that our extensive branch network in Korea and retail customer base provide us with a source of stable and relatively low cost funding. Approximately 40% of our branches and sub-branches are located in Seoul.

We also have three subsidiaries in Luxemburg, Hong Kong and London and three branches in Tokyo, New York and Auckland. We do not own any material properties outside of Korea.

1.4.2. Automated Banking Machines

We have established an extensive network of automated banking machines, which are located in branches and in Autobanks (unmanned outlets). These automated banking machines consist of ATMs, cash dispensers and passbook printers. As of June 30, 2002, we had 4,422 ATMs, 4,231 cash dispensers, 925 passbook printers and 4 Giro ATMs.

1.4.3. Property

Our registered office and corporate headquarters are located at 9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea and we have two more headquarters in Seoul. In addition, we own two more headquarters buildings and four training institute buildings. We also own two IT centers in Seoul, Korea.

The book value of all the properties owned by us as of June 30, 2002 was W1,568,395 million. We do not own any material properties outside of Korea.

1.5. Organizational Structure

1.5.1. Organization Chart

The following chart shows our 8 Divisions and 12 Business Units as of July 1, 2002.



Board of Directors
Auditor & Executive Director
President & CEO
Corporate center
Corporate Financial Planning
Strategic Planning
Risk Management
Kookmin Economy & Business Research Institute
Shared service
General Administration
Information Technology
Subsidiaries Management
Education & Training Center
Compliance Officer
Business unit
Sales
Retail Banking
Private Banking
e-Business
Corporate Banking
International Banking
Capital Market
Workout
Business Supporting
Card Business
Trust Business
National Housing Fund Management

1.5.2. List of affiliates

As of June 30, 2002, we have following affiliates.

- Kookmin Leasing Co., Ltd.
- Jooeun Leasing Co., Ltd.
- KB Investment Co., Ltd.

- Kookmin Credit Card Co., Ltd.
- KB Investment Trust Management Co., Ltd.
- Jooeun Real Estate Trust Co., Ltd.
- Kookeun Credit Information Co., Ltd.
- Kookmin Data System Corporation
- Kookmin Futures Co., Ltd.
- ING Life Korea Ltd.
- Kookmin Bank Luxemburg. S.A.
- Kookmin Bank International (London) Ltd.
- Kookmin Finance Hong Kong Ltd.

1.5.3. Operating results of affiliates

(Unit: millions of Won)

Company name	Closing date	Accounting results of the latest fiscal year				
		Total Assets	Total Liabilities	Total Equities	Sales	Net income
Kookmin Leasing	March 31, 2002	513,160	546,530	-33,370	99,276	-39,624
Jooeun Leasing[1]	March 31, 2002	226,204	199,754	26,450	42,523	924
KB Investment	December 31, 2001	92,941	9,009	83,932	14,890	9,953
Kookmin Credit Card	December 31, 2001	10,577,491	9,399,912	1,177,579	2,340,631	458,195
KB Investment Trust Management[2]	March 31, 2002	60,074	14,945	45,129	34,161	19,243
Jooeun Real Estate Trust	December 31, 2001	290,096	211,283	78,813	52,568	3,864
Kookeun Credit Information	December 31, 2001	13,263	3,595	9,668	26,252	2,022
Kookmin Data System Corporation	December 31, 2001	15,464	3,053	12,411	28,845	2,577

1. On July 26, 2002, the Board of Directors has approved and ratified to dispose of a certain stake of Jooeun Leasing in line with disposing of duplicate invested subsidiaries derived from the merger with H&CB. Kookmin Bank shall dispose of its stake of 12,988,771 shares, which represents 65.43% of the total issued and outstanding shares of Jooeun Leasing. In addition, it will dispose of the loans of approximately 172 billion Won granted to the company. The purchaser is Sun Capital primarily engaging in leasing business. Upon the disposition, the remaining stake of Kookmin Bank in the company is equal to 20%.

2. Formerly known as Jooeun Investment Trust Management

Company name	Closing date	Accounting results of the latest fiscal year				
		Total Assets	Total Liabilities	Total Equities	Sales	Net income
Kookmin Futures	March 31, 2002	46,826	23,396	23,430	14,622	3,519
ING Life Korea	March 31, 2002	1,135,081	1,083,209	51,872	712,355	37,241
Kookmin Bank Luxemburg[1]	June 30, 2002	458,595	432,133	26,462	8,383	758
Kookmin Bank International (London)[2]	June 30, 2002	249,433	203,312	46,121	5,110	1,186
Kookmin Finance Hong Kong[3]	June 30, 2002	328,702	273,116	55,586	10,638	6,283

1.6. Capital

1.6.1. Common Shares

Kookmin Bank has authority to issue a total of 1,000,000,000 shares of capital stock according to its articles of incorporation. Kookmin Bank's articles of incorporation also provide that Kookmin Bank is authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares of common stock. On completion of the merger between Former Kookmin Bank and H&CB, New Kookmin Bank issued 299,697,462 common shares.

As of June 30, 2002, 317,677,416 shares of common stock were issued and outstanding with paid-in capital of W1,588,387 million. All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form.

---

1. As of or for the six months ended June 30, 2002
2. As of or for the six months ended June 30, 2002
3. As of or for the six months ended June 30, 2002

1.6.2. Convertible Bonds

In June 1999, Goldman Sachs Capital Koryo, L.P., a fund managed by The Goldman Sachs Group, Inc., acquired (through its wholly-owned subsidiaries Goldman Sachs Capital Chosun, Ltd. and Goldman Sachs Capital Shilla, Ltd.) an interest in the Former Kookmin Bank in return for an investment of US$500 million in new common shares and convertible bonds, consisting of W360 billion of new common shares (17,768,870 common shares at W20,260 per share, as adjusted for the merger ratio of 1.688346:1) and US$200 million principal amount of subordinated convertible bonds with a conversion price of W14,200 per common share. As a result of the merger with H&CB and other adjustment events, the conversion price was adjusted to its current level of W22,124 per share, and these bonds could be converted currently into 10,581,269 shares.

1.6.3. Treasury Stock

The following table shows the purchase and disposition of our treasury stock.

(As of June 30, 2002[1], Unit: thousands of Won unless otherwise indicated)

Date	Reason	Number of shares	Amount	Price per one share
November 15, 2001	Acquisition of fractional shares in the course of the merger	41,548 shares	1,794,885	43,200 Won
December 24, 2001	Disposition for Exercise of stock option	10,000 shares	432,003	48,900 Won
April 3, 2002	Acquisition of fractional shares due to stock dividend	36,089 shares	2,071,557	57,400 Won
May 14, 2002	Disposition pursuant to the Banking Act of Korea	31,548 shares	1,601,944	50,788 Won
Total	-	Outstanding balance: 36,089 shares	1,832,495	-

1. On July 26, 2002, Kookmin Bank's Board of Directors has approved and ratified to purchase the treasury stock up to 3 million shares for the purpose of introducing one of a stock purchase program and an employee stock ownership plan in order to provide a wide range of benefit with the employees. Pursuant to this resolution, Kookmin Bank has been purchasing its shares since July 31, 2002.

1.6.4. Stock Option

The following table is the breakdown of stock options Kookmin Bank has granted to the directors and employees. It describes grant date, position, exercise period, price and the number of options.

(As of June 30, 2002[1], Units: Won, shares)

Grant date	Position	Exercise Period		Exercise Price	Number of Granted Options†	Number of Exercised Options	Number of Exercisable Options
		From	To				
31-Oct-98	President & CEO	01-Nov-01	31-Oct-04	5,000	400,000	10,000	390,000
27-Feb-99	Auditor & Executive Director	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	8 Executive Vice Presidents	28-Feb-02	27-Feb-05	13,900	180,108	150,108	30,000
27-Feb-99	Non-Executive Director	28-Feb-02	27-Feb-05	13,900	10,000	10,000	0
28-Feb-00	Director & Executive Vice President	01-Mar-03	28-Feb-06	27,600	22,490	0	22,490
28-Feb-00	2 Executive Vice Presidents	01-Mar-03	28-Feb-06	27,600	60,000	0	60,000
28-Feb-00	11 Non-Executive Directors	01-Mar-03	28-Feb-06	27,600	52,009	0	52,009
28-Feb-00	10 Employees	01-Mar-03	28-Feb-06	27,600	67,283	0	67,283
24-Mar-01	2 Executive Vice Presidents	25-Mar-04	24- Mar-07	25,100	60,000	0	60,000
24-Mar-01	3 Non-Executive Directors	25-Mar-04	24- Mar-07	25,100	6,552	0	6,552
24-Mar-01	3 Employees	25-Mar-04	24- Mar-07	25,100	23,275	0	23,275
18-Mar-00	Chairman	19-Mar-03	18-Mar-05	23,469	41,460	0	41,460
18-Mar-00	Auditor & Executive Director	19-Mar-03	18-Mar-05	23,469	14,807	0	14,807
18-Mar-00	7 Non-Executive Directors	19-Mar-03	18-Mar-05	23,469	20,727	0	20,727
18-Mar-00	3 Executive Vice Presidents	19-Mar-03	18-Mar-05	23,469	35,535	0	35,535
15-Mar-01	Chairman	16-Mar-04	15-Mar-09	28,027	29,614	0	29,614
15-Mar-01	Auditor & Executive Director	16-Mar-04	15-Mar-09	28,027	14,807	0	14,807
15-Mar-01	9 Non-Executive Directors	16-Mar-04	15-Mar-09	28,027	23,376	0	23,376
15-Mar-01	7 Executive Vice Presidents	16-Mar-04	15-Mar-09	28,027	82,915	0	82,915
15-Mar-01	47 Employees	16-Mar-04	15-Mar-09	28,027	47,381	0	47,381

1. On July 26, 2002, the Board of Directors has approved and ratified to grant Donald H. MacKenzie, who was newly elected as Executive Vice President for the Head of Risk Management Division, stock options to buy 30,000 registered common stock of Kookmin Bank at 58,800 Won.

† The number of options has been adjusted due to the merger and the early retirement of the grantees

Grant date	Position	Exercise Period		Exercise Price	Number of Granted Options†	Number of Exercised Options	Number of Exercisable Options
		From	To				
16-Nov-01	President & CEO	17-Nov-04	16-Nov-09	X[1]	700,000	0	700,000
16-Nov-01	Chairman	17-Nov-04	16-Nov-09		150,000		150,000
22-Mar-02	Auditor & Executive Director	23-Mar-05	22-Mar-10	Y[2]	30,000	0	30,000
22-Mar-02	9 Non-Executive Directors	23-Mar-05	22-Mar-10		69,000		69,000
22-Mar-02	10 Executive Vice Presidents	23-Mar-05	22-Mar-10	57,100	300,000	0	300,000
22-Mar-02	16 Employees	23-Mar-05	22-Mar-10	57,100	190,000	0	190,000
Total					2,661,339	200,108	2,461,231

1.7. Dividend

The following table shows dividend policy and the related information for the last three years.

(Units: millions of Won, shares, and %)

	2001	2000	1999
Net income for the period	740,565	719,700	107,901
Earnings per share (Won)	3,706[3]	2,403	388
Maximum amount available for dividend	604,984[4]	614,046	22,129
Total dividends amount	119,866	151,009	16,938
Dividend payout ratio	16.19[5]	20.76	13.80
Cach dividends per common share (Won)	400	500	50
Stock dividends per common share	6	-	-
Dividends per preferred share (Won)	-	50	50

1. Calculation formula: Exercise price = _51,200 x (1 + the increase rate of KOSPI Banking Industry Index x 0.4) / 100. The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - 207.25) / 207.25 x 100.

2. Calculation formula: Exercise price = _57,100 x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

3. Earnings per share = net income (740,565,213,105 Won) / weighted average number of shares (199,825,909 shares)

4. Maximum amount available for dividend = retained earnings before appropriations (672,418 millions of Won) + transferred from prior years' reserves (8,483 millions of Won) – appropriated amount pursuant to the relevant rules and regulations (75,917 millions of Won)

5. Dividend payout ratio = total dividend amount for common shares (119,866,365,600 Won) / net income (740,565,213,105 Won).

	2001	2000	1999
Dividend yield ratio	0.80[1]	3.36	0.28
Net asset value per common share (Won)	29,742[2]	12,533	13,079
Ordinary income per common shares (Won)	3,706	2,403	388

1.8. Other Details Relevant to Investment Decision

1.8.1. BIS risk-adjusted capital ratios

(Units: millions of Won, %)

	June 30, 2002	December 31, 2001	December 31, 2000
Risk-adjusted capital (A)	13,079,916	11,750,856	6,297,886
Risk-weighted assets (B)	129,120,560	114,849,227	56,346,867
BIS ratios (A/B)	10.13	10.23	11.18

1.8.2. Non-performing loans[3]

(Units: millions of Won, %)

June 30, 2002		December 31, 2001		December 31, 2000	
Balance of NPL	NPL to total loans	Balance of NPL	NPL to total loans	Balance of NPL	NPL to total loans
2,249,677	1.83	2,954,464	2.62	2,656,100	4.84

1. Dividend yield ratio = dividend per share (400 Won) / market closing price for December 31, 2001 (49,800 Won)

2. Net asset value per common share = total shareholders' equity (8,913,542 millions of Won) / total issued shares as of December 31, 2001.

3. Non-performing loans are defined as those loans which are past due more than 90 days or which are placed non-accrual status according to the Financial Supervisory Service's guidelines.

1.8.3. Loan loss allowances

The following table shows the balance of our loan loss allowances as of the dates indicated.

(Units: millions of Won)

		June 30, 2002	December 31, 2001	December 31, 2000
Loan loss allowance	Domestic	2,118,419	2,255,068	1,822,208
	Overseas	16,650	16,111	4,492
	Total	2,135,069	2,271,179	1,826,700
Write-offs for the six months ended June 30, 2002		788,120	1,862,412	558,464

2. Major Shareholders

The following table presents information regarding the beneficial ownership of our shares at June 30, 2002 by each person known by us to own beneficially more than 5% of our outstanding shares.

Name	Number of Shares of Common Stock	Percentage of Total Outstanding Shares of Common Stock
The Government of Korea	30,623,761	9.64%
The Bank of New York[1]	46,702,048	14.70%
Total	77,325,809	24.34%

1. As depositary bank of American Depositary Shares of Kookmin Bank

3. Directors, Senior Management and Employees

3.1. Executive Directors

As of June 30, 2002, our board of directors, which consists of 3 executive directors and 9 non-executive directors, has the ultimate responsibility for the management of our affairs. Our 3 executive directors consist of the chairman, president & CEO, and one auditor & executive director.

The names and positions of our directors are set forth below.

Name	Date of Birth	Position
Sanghoon Kim	03/13/1942	Chairman
Jungtae Kim	08/15/1947	President & CEO
Choulju Lee	11/22/1939	Auditor & Executive Director

3.2. Non-Executive Directors

Our non-executive directors are selected based on the candidates' talents and skills in diverse areas, such as law, finance, economy, management and accounting. As of June 30, 2002, 9 non-executive directors are in office.

Our current non-executive directors are as follows.

Name	Date of Birth	Position
Moonsoul Chung	03/07/1938	Non-Executive Director
Timothy Hartman	03/01/1939	Non-Executive Director
Sunjin Kim	06/08/1942	Non-Executive Director
Sunjae Cho[1]	02/09/1944	Non-Executive Director
Dongsoo Chung	09/24/1945	Non-Executive Director
Keunshik Oh	09/12/1946	Non-Executive Director
Kyunghee Yoon	01/05/1947	Non-Executive Director
Henry Cornell	04/11/1956	Non-Executive Director
Jihong Kim	06/08/1956	Non-Executive Director

1. Mr. Cho has resigned for his personal reason on August 5, 2002.

3.3. Senior Management

In addition to the executive directors who are also our executive officers, we currently have the following executive officers:

Name	Date of Birth	Position
Jongkyoo Yoon	10/13/1955	Executive Vice President
Donald MacKenzie	12/20/1948	Executive Vice President
Bonghwan Cho	03/30/1950	Executive Vice President
Sungchul Kim	09/10/1951	Executive Vice President
Jaein Suh	08/11/1947	Executive Vice President
Buhmsoo Choi	08/08/1956	Executive Vice President
Bockwoan Kim	11/17/1944	Executive Vice President
Youngil Kim	07/06/1953	Executive Vice President
Kitaek Hong	01/16/1948	Executive Vice President
Sunghyun Chung	08/10/1947	Executive Vice President
Kisup Shin	10/29/1955	Executive Vice President
Seongkyu Lee	10/25/1959	Executive Vice President
Jongin Park	03/10/1954	Executive Vice President
Byungsang Kim	02/19/1947	Executive Vice President
Woojung Lee	07/11/1949	Executive Vice President

3.4. Compensation

For the six months ended June 30, 2002, the aggregate of the remuneration paid and benefits-in-kind paid by us to 1) the Chairman, President & CEO and our other executive directors; 2) our non-executive directors; and 3) executive vice presidents was W2,159 million, W314 million and W2,980 million, respectively.

3.5. Employees

(As of June 30, 2002, Unit: millions of Won)

	Number of Employees			Average Tenure (year)	Total Cash Payment for the 6 Months	Average Monthly Payment per Person[1]
	Regular	Others	Total			
Male	13,319	385	13,704	14.80	387,312	4.7
Female	5,191	19	5,210	11.39	129,104	3.3
Total	18,510	404	18,914	18.86	516,416	4.3

1. Average monthly payment per person for male, female and total was calculated based on the salary for the 25th grade of assistant manager, 19th grade of associate and 23rd grade of assistant manager, respectively.

4. Financial Information

See Exhibit 1. Kookmin Bank Review Report June 30, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: August 22, 2002

By:
(Signature)

Name: Jong-Kyoo Yoon
Title: Executive Vice President & Chief Financial Officer